Clariant

Clariant International Ltd
Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

RECEIVED

2007 AUG -9 A 6:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commision
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop: Room 3628
100 F Street, NE
Washington DC 20549
U.S.A.

07025820

CH-4132 Muttenz 1, 08/05/2007

SUPPL

Investor Relations
Edith Kahlmeier
Tel.: +41 61 469 6748
Fax: +41 61 469 6767
E-Mail: edith.kahlmeier@clariant.com
www.clariant.com

ref. exeption number: 82-34978

Dear Sirs,

we are herewith submitting documents pursuant to the exemption we obtained under Rule 12g3-2 (b).

Please find enclosed following document:

- Ad-hoc Announcement:
  „Clariant reports good sales growth for the first half"

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

Yours sincerely,

Clariant Ltd

E. Kahlmeier

Edith Kahlmeier
Clariant Investor Relations

JW 8/9

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
4132 Muttenz 1
Switzerland

Clariant

RECEIVED
2007 AUG -3 A 6:32

August 2, 2007

Media Release

Clariant International Ltd

Clariant Reports Good Sales Growth for the First Half

- **Sales up 5% in local currency; 6% in Swiss Francs**
- **Prices up 1% with additional price increases announced**
- **Lower SG&A costs and supply chain improvements due to progress on strategic initiatives**
- **Unfavorable currency effects as well as rising raw material and energy costs impacted profitability**
- **Measures to reduces net working capital on track, positive effect on inventories**
- **Outlook for 2007 confirmed – company on course to meet strategic goals**

Key Financial Group Figures

					First Half					Second Quarter
Continuing operations:	**2007** CHF mn	**% of** sales	**2006** CHF mn	**% of** sales	**+/-%** CHF	**2007** CHF mn	**% of** sales	**2006** CHF mn	**% of** sales	**+/-%** CHF
Sales	**4 336**	100.0	4 081	100.0		**2 180**	100.0	2 033	100.0	
Local currency growth (LC):	5%					4%				
- Organic growth (1)	*4%*					*3%*				
- Acquisitions/Divestitures	*1%*					*1%*				
Currencies	1%					3%				
Gross profit	1 297	29.9	1 285	31.5		626	28.7	650	32.0	
EBITDA before exceptionals	430	9.9	426	10.4	+1	211	9.7	201	9.9	+5
EBITDA	406	9.4	397	9.7	+2	196	9.0	178	8.8	+10
Operating income before exceptionals	294	6.8	298	7.3	-1	142	6.5	138	6.8	+3
Operating income	266	6.1	225	5.5	+18	127	5.8	71	3.5	+79
Net income from continuing operations	174	4.0	122	3.0	+43	88	4.0	26	1.3	+238
Operating cash flow (total operations)	12		53			7		62		
Discontinued operations:										
Sales	81		225			35		112		
Net loss from discontinued operations	-101		-107			-99		-105		

(1) "Organic growth" means volume and price effects excluding the impacts of changes in FX rates and acquisitions/divestitures.

Clariant

Other Key Group Figures

	30.06.07	31.12.06
Net debt	1 655	1 556
Equity (including minorities)	2 546	2 433
Gearing	65%	64%
Number of employees	21 338	21 748

MUTTENZ, Switzerland – August 2, 2007 – Clariant announced a rise in sales in the First Half of 2007, with growth of 5% in local currency terms and 6% in Swiss Franc terms, compared with the first half of 2006. Sales rose to CHF 4.336 billion from CHF 4.081 billion a year earlier, with continued strong demand across all divisions.

The gross margin decreased to 29.9% from 31.5 % due to an increase in energy costs and a 4% rise in raw material prices. While Clariant managed to increase prices by 1%, the company was adversely affected by a sharp increase in raw materials costs, which affected the Pigment & Additives and the Textile, Leather & Paper Chemicals divisions in particular. Currency effects also negatively impacted Clariant's gross profit.

The company's efforts to sustainably reduce sales, general and administrative expenses (SG&A) helped mitigate an erosion in margins. SG&A costs, as a percentage of sales, were lowered to 20.9% from 22.1%. Operating income before exceptional items reached CHF 294 million and remained stable compared to First Half of 2006 (CHF 298 million). The adverse currency effect on EBIT in the First Half of 2007 was approximately CHF 35 million. The EBIT margin before exceptionals declined to 6.8% from 7.3%. Net income from continuing operations increased to CHF 174 from CHF 122 in the same period of 2006.

The focus on cash flow improvement resulted in a decrease of inventories to 97 days from 106 days over the past 12 months. This had an effect on profitability as it led to expected lower capacity utilization. Other measures to decrease net working capital are on track with further improvements expected for the Second Half of the year.

STRATEGIC INITIATIVES ON TRACK

In line with the company's short and mid term targets, the strategic initiatives that were announced in November 2006 have started to bear fruit. SG&A cost reductions, product pruning and site review activities are well underway.

- SG&A cost were decreased mainly thanks to supply chain improvements and lower corporate project costs. In the businesses, cost reductions are on track, the benefits of which will be seen in the Second Half. One example for this was the closure of 5 out of 7 textile laboratories in Europe in the First Half.
- Furthermore, the site restructuring measures that were announced at the end of 2006 are on track. As one example, two sites in France were closed and one further closure announced.
- Clariant's strong focus on prices has resulted in a 1% selling price increase in the First Half of 2007. Further increases have been announced and are expected to show results in the Second Half of the year.
- The disposal of the Custom Manufacturing Business to International Chemical Investors Group has been completed. This highlights Clariant's strategy to focus on its core competencies in colors, surfaces and performance chemicals. As announced last quarter, the transaction has led to a book loss of CHF 79 million in the second quarter.

"We achieved strong top-line growth with increased prices, but profitability clearly remains disappointing," said Jan Secher, Clariant's chief executive officer. "At the beginning of 2007 we said that our priorities for the year would be to reduce our SG&A costs and our net working capital. It is encouraging to see that the measures taken in these areas are starting to bear fruit. We expect this to continue in the Second Half of the year, a clear evidence of our commitment to deliver both on our short and mid-term targets," Mr. Secher said.

STEADY GROWTH FOR ALL DIVISIONS

Integration of the Ciba masterbatches business fully completed

Masterbatches generated sales growth of 10%, equivalent to 4% organic growth. Demand for plastics remained robust, although sales slowed down in the Second Quarter from the First Quarter. Margins before exceptionals dropped to 9.3% from 10.0%, due to the now completed integration of the Ciba masterbatches business. The related costs were in line with expectations but were realized ahead of schedule due to the accelerated integration. Consequently, profitability already began to recover in the Second Quarter. The business remained resilient in the US and was strong in Latin America. The division has expanded capacity in Asia and at the same time tackled non performing units in this region.

Pigments & Additives sees continued growth

The Pigments & Additives Division reported organic growth of 3% for the First Half. The Coating as well as the Plastics business saw solid demand whereas the Printing business continued to face a challenging business climate. Operating margins before exceptionals fell to

Clariant

9.2% from 13.0% mainly due to the strongest negative currency effects within the Group and a sharp increase in raw material prices. Under the leadership of Okke Koo, who assumed his role as division head on August 1, Pigments & Additives will implement further measures to improve performance, raise prices and reduce costs.

Paper Business drives Textile, Leather & Paper Chemicals
The Textile, Leather & Paper Chemicals Division posted organic growth of 3% in the First Half. The profitability of the division was strongly impacted by raw material price increases. The Paper business continued to see strong volume growth with increased demand for paper dyes and chemicals, while the Textile business saw moderate growth. The markets for Clariant's Leather business weakened significantly. Operating margins before exceptionals were steady at a low level of 6.9%. As announced previously, Philippe Royer assumed his role as new head of the division on July 1. He will have a strong focus on implementing further price increases and cost reductions.

Functional Chemicals further increases its capabilities in oilfield services
Functional Chemicals achieved a 5% rise in organic growth in the First Half, with a strong performance, in particular from oilfields services and crop protection chemicals. The division was able to offset higher raw material costs with price increases. However, operating margins before exceptionals fell to 7.2% from 7.8%, mainly driven by the low performance in the Specialty Intermediates business as well as the Detergents business. In line with the Group strategy these two product driven businesses have been combined effective August 1, 2007 in an effort to reduce complexity and create a leaner cost structure.

Strong growth in Asia
Asia continued to post the strongest organic growth, up 9% in the First Half, driven by a 23% increase from China. Europe achieved a steady 1% organic growth in the First Half. Germany accounted for 2% growth, while the southern part of Europe saw a decline. The Americas posted a 4% increase in First Half growth. While Latin America grew solidly, the U.S. market – as expected – declined 1% due to continued lower demand from the housing, automotive and plastic industries.

OUTLOOK FOR FULL YEAR MAINTAINED

Clariant confirmed its outlook for the Full Year. The company anticipates a broadly stable macroeconomic environment, continued high raw material and energy costs and a stabilized exchange rate environment.

Clariant expects higher sales in local currency terms in 2007 with an increase in operating income before exceptional items from continuing operations, with margins remaining stable. Clariant also expects higher cash flow from operations before exceptional items - driven by further net working capital reduction - as well as an improvement in recurring net income.

"Our priority for the rest of the year will be to improve the cash flow, further implement price increases and continue to reduce SG&A costs," Mr. Secher said. "We are fully committed to delivering on our 2007 goals with a clear focus on reaching our ROIC targets in the medium term."

- End of release -

Clariant

Calendar of Corporate Events

November 7, 2007	Nine Month 2007 Results
February 14, 2008	Full Year 2007 Results
April 10, 2008	Annual General Meeting
May 8, 2008	First Quarter 2008 Results
August 5, 2008	First Half 2008 Results
November 4, 2008	Nine Month 2008 Results

Contacts

Media Relations	Fax	+41 61 469 69 99
Walter Vaterlaus	Phone	+41 61 469 61 58
Investor Relations	Phone	+41 61 469 67 48
	Fax	+41 61 469 67 67
Holger Schimanke	Phone	+41 61 469 67 45
Fabian Hildbrand	Phone	+41 61 469 67 49

END